SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

 .1.

ANNUAL CALENDAR

2013 CORPORATE CALENDAR OF EVENTS
Company Name	Net Serviços de comunicação S.A.
Central Office Address	Rua Verbo Divino, 1356
Internet Site	www.netservicos.com.br
Director of Investors Relations	Name: José Antônio Guaraldi Félix
E-mail: ri@netservicos.com.br
Phone(s): +55 (11) 2111-2785

Responsible for Investor Relations	Name: Flauzino Ferreira
E-mail1: flauzino.ferreira@netservicos.com.br E-mail2: sergio.nobuo@netservicos.com.br
Phone (s): +55 (11) 2111-2785 or +55 (11) 2111-2840

Publications (and locality) in which its corporate documents are published	Valor Econômico and Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2012
EVENT	DATA
Submission to BM&FBOVESPA	03/12/2013
Accessible to Stockholders	03/12/2013
Publication	03/13/2013

Standardized Financial Statement (DFP), as of 12/31/2012
EVENT	DATA
Submission to BM&FBOVESPA	03/12/2013

Annual Financial Statements Translated into English For the Fiscal Year ended on 12/31/2012
EVENT	DATA
Submission to BM&FBOVESPA	03/12/2013

Reference Form, as of 12/31/2012
EVENT	DATA
Submission to BM&FBOVESPA	05/29/2013

.2.

Quarterly Financial Statement - ITR
EVENT – Submission to BM&FBOVESPA	DATA
Referring to 1st quarter of 2013	04/18/2013
Referring to 2nd quarter of 2013	08/06/2013
Referring to 3rd quarter of 2013	11/12/2013

Quarterly Financial Statements in English
EVENT – Submission to BM&FBOVESPA	DATA
Referring to 1st quarter of 2013	04/18/2013
Referring to 2nd quarter of 2013	08/06/2013
Referring to 3rd quarter of 2013	11/12/2013

Scheduled Ordinary Shareholders Meeting
EVENT	DATA
Submission of administration’s proposal to BM&FBOVESPA	03/22/2013
Submission of the Call Notice to BM&FBOVESPA	04/05/2013
Publication of the Call Notice	04/05/2013
Ordinary Shareholders Meeting	04/23/2013
Submission of the Minutes of the Ordinary Shareholders Meeting to BM&FBOVESPA	04/23/2013

Public Meeting with Analysts
EVENT	DATA
APIMEC/SP Presentation Adress: 1.356 Verbo Divino Street - Santo Amaro - São Paulo 1st floor - Curitiba room - At 9:00 a.m.	12/13/2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 1, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.